BBH Trust
BBH Money Market Portfolio
BBH Prime Institutional Money Market Fund, Inc.
July 27, 2006
U. S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C.  20549
Attn:  Mr. Chad Eskildsen,
Division of Investment Management

Dear Mr. Eskildsen:
This letter is in response to the comments you communicated orally to me in a telephone conversation on June 16, 2006 concerning your review of the Annual Reports, dated
 June 30, 2005, for BBH Trust, BBH Money
 Market Portfolio and BBH Prime Institutional
 Money Market Fund, Inc. (collectively, the "Funds").

Set forth below is each of your comments,
as I understood them, and our responses thereto.
Comment #1 - The N-SAR and N-CSR reports
 for June 30, 2005 for the Funds were filed
 a few days late.   As a result, a form NT was
 filed with each, indicating a general reason needed more time to complete the filing - for the reports being filed late. In the future, if reports are filed after the deadline, the form
 NT should give more detail as to what caused the late filing. If for example, the auditors were delayed in signing off on the accounts, then an additional letter from the accounting firm would be required to complete this form.
  This comment should be applied prospectively, not retroactively.
Response to Comment #1 - Prospectively, the
 Funds will provide more detailed reasons to the SEC on Form NT if filings are made subsequent to filing deadlines.
Comment #2 - Since the N-SAR and N-CSR
reports were delayed, were the required
 reports to shareholders filed on time in accordance with Rule 30e-1?
Response to Comment #2 - Required June 30, 2005 reports to shareholders of the Funds (which were filed late with the SEC) were sent to shareholders within the timeframe required
 by Rule 30e-1.
Comment #3 - As part of the review of filing history, it was noted that for the N-Q filed on September 26, 2005, the financial statements of BBH Funds were filed under the coding for BBH Trust's filing.
  As a result, the report for BBH Trust must be refiled with the BBH Trust financial statements. In addition, it appeared that the BBH Funds financial statements were not included under the coding for the BBH Funds' filing. The September 26 filing for BBH Funds should be reviewed, and, if appropriate, refiled as well with the proper financial statements attached.
Response to Comment #3 - The 7/31/05
N-Q reports filed on September 26, 2005
 for BBH Trust and BBH Funds were
 refiled on June 16, 2006 under the proper fund code with the proper financial information attached.
Comment #4 - For each of the Funds,
 the new disclosure on Fund expenses
 where reports include actual and hypothetical fund expenses had amounts rounded to the nearest dollar.
The SEC requires that such amounts be
 rounded to the nearest cent. This comment should be applied prospectively, not retroactively.
Response to Comment #4 - Prospectively,
the Funds will include actual and
hypothetical fund expenses in their
reports rounded to the nearest one
cent as required by the SEC.
Comment #5 - For the Tax Free Short
 Term Fixed Income Fund only, no
 average annual return table was filed.
 It is required by 22(b)(7)(ii)(B) of
Form N-1A that such a table be included
 with the filing.  Such table is not
required with a money market fund,
but is required with other types of funds.
 This comment should be applied
 prospectively, not retroactively.
Response to Comment #5 - The average
 annual total return table for the Tax
Free Short Term Fixed Income Fund
 was included in the filing on page 3
 of the report, within the line graph,
as permitted by Item 22(b)(7)(ii)(B)
of Form N1A.
Comment #6 - 302 certifications for
 the Funds contained the old format
 of certification. For all filings after November 15, 2004, it was required that an updated certification be used under Section 4(b), acknowledging
that the responsibility for accuracy of
 the statements and maintenance of
control environment rests with
management and that proper financial
control was maintained.  The SEC
 has requested that each filing after
 November 15, 2004 be reviewed
for this newer certification language
 and refiled with the appropriate
language as necessary.
Response to Comment #6 - All 302
 certifications for the Funds
 subsequent to November 15, 2004
will be refiled with the SEC by
September 15, 2006 to reflect current
 certification language under Section
 4(b). Prospectively, all 302 certifications will contain current certification language under Section 4(b).
In connection with the review of
 this filing by staff of the Securities
 and Exchange Commission, the
 Funds acknowledge the staff's
 view that: the Funds are responsible
 for the adequacy and accuracy
of the disclosure in the filings;
staff comments or changes to
disclosure in response to staff
 comments in the filings reviewed
 by the staff do not foreclose
 the Commission from taking
any action with respect to the
 filing; and the Funds  may
not assert staff comments
as a defense in any proceeding
 initiated by the Commission
 or any person under the
federal securities laws
of the United States.

Sincerely,
/s/ Charles H. Schreiber
Charles H. Schreiber

Principal Financial Officer

MF SEC Resp 71006